J.P. MORGAN U.S. SECTOR ROTATOR 5 INDEX (SERIES 1) HYPOTHETICAL BACK-TESTED AND ACTUAL HISTORICAL WEIGHTINGS

November 2015

J.P.Morgan

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Hypothetical Back-Tested and Actual Historical Constituent Weightings

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Weightings – 2015											
2015	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
November	6.37%	0.00%	3.55%	0.00%	0.00%	5.46%	0.00%	4.83%	5.57%	0.00%	0.00%
October	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.79%	0.00%	0.00%	5.39%	55.31%
September	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
August	7.97%	8.35%	0.00%	7.60%	0.00%	0.00%	6.72%	0.00%	0.00%	10.54%	0.00%
July	8.39%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	68.39%
June	9.64%	10.80%	0.00%	9.01%	7.56%	0.00%	0.00%	0.00	6.75%	0.00%	0.00%
May	8.88%	0.00%	5.90%	11.21%	0.00%	0.00%	0.00%	10.07%	8.51%	0.00%	0.00%
April	0.00%	0.00%	0.00%	6.23%	6.21%	0.00%	0.00%	0.00%	0.00%	5.38%	42.93%
March	7.30%	0.00%	0.00%	6.91%	0.00%	7.43%	0.00%	6.25%	6.58%	0.00%	0.00%
February	0.00%	7.61%	0.00%	0.00%	6.35%	0.00%	6.82%	0.00%	0.00%	7.80%	25.79%
January	6.90%	0.00%	0.00%	6.35%	0.00%	6.22%	5.92%	0.00%	0.00%	8.35%	0.00%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The level of the Index reflect the performance of the index components above a cash index and incorporates the deduction of a fee of 0.50% per annum.

Hypothetical, historical allocations: Represents the actual allocations from January 2015 through November 2015.The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

J.P. MORGAN U.S. SECTOR ROTATOR 5 INDEX (SERIES 1) HYPOTHETICAL BACK-TESTED AND ACTUAL HISTORICAL WEIGHTINGS

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Hypothetical Back-Tested and Actual Historical Constituent Weightings

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Weightings – 2012 through 2014

2014	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
December	10.89%	14.55%	0.00%	0.00%	0.00%	10.42%	0.00%	7.93%	10.81%	0.00%	0.00%
November	0.00%	7.80%	0.00%	0.00%	4.37%	4.32%	6.51%	0.00%	0.00%	8.45%	0.00%
October	0.00%	11.08%	0.00%	0.00%	8.87%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
September	8.88%	9.72%	0.00%	0.00%	8.15%	8.38%	6.47%	0.00%	0.00%	0.00%	0.00%
August	9.59%	0.00%	0.00%	10.88%	8.85%	0.00%	0.00%	0.00%	10.48%	15.84%	0.00%
July	13.32%	0.00%	9.06%	13.07%	14.15%	0.00%	8.93%	0.00%	0.00%	0.00%	0.00%
June	8.96%	0.00%	0.00%	0.00%	10.37%	0.00%	0.00%	9.66%	10.33%	13.35%	0.00%
May	0.00%	12.32%	7.42%	0.00%	0.00%	6.94%	8.98%	0.00%	0.00%	12.59%	0.00%
April	0.00%	13.16%	9.05%	7.86%	0.00%	0.00%	9.09%	0.00%	0.00%	0.00%	30.55%
March	5.85%	0.00%	6.77%	0.00%	6.42%	0.00%	0.00%	7.02%	7.99%	0.00%	0.00%
February	0.00%	0.00%	0.00%	0.00%	6.87%	0.00%	8.29%	0.00%	0.00%	9.80%	50.03%
January	11.09%	0.00%	10.16%	0.00%	0.00%	8.81%	0.00%	8.73%	11.07%	0.00%	0.00%
2013	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	8.07%	0.00%	0.00%	8.08%	10.06%	11.14%	0.00%	0.00%	11.32%	0.00%	0.00%
November	0.00%	8.17%	7.14%	0.00%	6.48%	7.40%	0.00%	0.00%	7.97%	0.00%	0.00%
October	10.01%	0.00%	0.00%	9.00%	0.00%	8.55%	0.00%	7.17%	0.00%	5.57%	0.00%
September	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.31%	0.00%	0.00%	81.93%
August	0.00%	0.00%	0.00%	9.23%	9.92%	7.91%	7.72%	8.78%	0.00%	0.00%	0.00%
July	5.46%	5.19%	0.00%	0.00%	5.27%	0.00%	5.50%	0.00%	0.00%	0.00%	17.51%
June	8.79%	0.00%	6.83%	7.47%	7.87%	7.79%	0.00%	0.00%	0.00%	0.00%	0.00%
May	6.38%	6.97%	0.00%	0.00%	6.45%	0.00%	8.84%	0.00%	0.00%	7.07%	0.00%
April	8.42%	12.88%	0.00%	8.95%	11.12%	0.00%	12.30%	0.00%	0.00%	0.00%	0.00%
March	0.00%	10.94%	0.00%	6.40%	9.83%	7.42%	12.14%	0.00%	0.00%	0.00%	0.00%
February	7.96%	0.00%	6.31%	7.51%	8.91%	7.25%	0.00%	0.00%	0.00%	0.00%	0.00%
January	0.00%	0.00%	0.00%	7.92%	0.00%	9.79%	0.00%	7.75%	0.00%	11.48%	43.60%
2012	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	6.92%	8.51%	0.00%	0.00%	0.00%	5.88%	0.00%	5.71%	5.76%	0.00%	0.00%
November	0.00%	0.00%	0.00%	7.80%	8.05%	0.00%	12.00%	0.00%	0.00%	0.00%	100.00%
October	8.26%	0.00%	6.22%	6.50%	12.51%	0.00%	0.00%	5.50%	0.00%	0.00%	0.00%
September	10.23%	0.00%	7.54%	9.87%	0.00%	0.00%	0.00%	7.52%	9.38%	0.00%	0.00%
August	0.00%	8.69%	4.52%	0.00%	6.70%	0.00%	10.61%	0.00%	0.00%	7.65%	0.00%
July	0.00%	0.00%	0.00%	3.96%	6.96%	0.00%	10.44%	4.40%	0.00%	4.95%	0.00%
June	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
May	6.09%	9.71%	0.00%	0.00%	0.00%	0.00%	10.74%	0.00%	0.00%	6.92%	32.46%
April	8.40%	0.00%	0.00%	4.94%	9.54%	0.00%	0.00%	0.00%	8.64%	9.15%	0.00%
March	10.69%	15.32%	8.81%	6.55%	0.00%	0.00%	0.00%	0.00%	10.04%	0.00%	0.00%
February	0.00%	0.00%	0.00%	5.98%	0.00%	7.23%	0.00%	5.76%	10.20%	8.81%	0.00%
January	0.00%	6.89%	0.00%	3.00%	5.36%	0.00%	5.63%	0.00%	0.00%	4.09%	0.00%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The level of the Index reflect the performance of the index components above a cash index and incorporates the deduction of a fee of 0.50% per annum.

Hypothetical, historical allocations: Represents the hypothetical monthly allocations through May 2013 and the actual allocations from June 2013 through December 2014. The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Hypothetical Back-Tested Historical Constituent Weightings

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Weightings – 2009 through 2011										
2011	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	0.00%	5.67%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.37%
November	0.00%	0.00%	2.54%	2.02%	0.00%	2.89%	0.00%	2.30%	0.00%	2.41%	0.00%
October	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.73%	0.00%	0.00%	0.00%	100.00%
September	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.92%	0.00%	0.00%	0.00%	91.45%
August	0.00%	0.00%	4.64%	0.00%	0.00%	0.00%	9.26%	0.00%	5.71%	5.51%	47.59%
July	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
June	0.00%	12.45%	0.00%	0.00%	11.61%	0.00%	10.73%	0.00%	0.00%	0.00%	100.00%
May	9.62%	14.87%	0.00%	0.00%	10.08%	0.00%	8.65%	0.00%	0.00%	8.05%	0.00%
April	0.00%	9.01%	4.23%	0.00%	7.02%	4.95%	0.00%	4.55%	0.00%	0.00%	0.00%
March	5.51%	12.14%	4.81%	5.59%	0.00%	0.00%	0.00%	0.00%	0.00%	7.95%	0.00%
February	0.00%	0.00%	6.88%	5.97%	0.00%	9.33%	0.00%	0.00%	8.31%	7.50%	0.00%
January	0.00%	0.00%	7.20%	6.19%	0.00%	8.13%	0.00%	7.38%	10.00%	0.00%	0.00%
2010	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	6.86%	0.00%	5.01%	0.00%	0.00%	5.96%	0.00%	4.52%	0.00%	0.00%	21.34%
November	7.75%	0.00%	6.59%	0.00%	0.00%	0.00%	0.00%	4.70%	7.76%	8.90%	0.00%
October	4.77%	0.00%	5.22%	0.00%	6.99%	4.69%	0.00%	0.00%	6.12%	0.00%	0.00%
September	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.62%	0.00%	0.00%	0.00%	100.00%
August	0.00%	0.00%	4.19%	0.00%	0.00%	3.61%	5.09%	3.34%	0.00%	3.14%	0.00%
July	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
June	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
May	5.61%	0.00%	5.26%	4.11%	0.00%	6.33%	0.00%	0.00%	0.00%	3.54%	0.00%
April	8.89%	0.00%	0.00%	8.63%	0.00%	8.80%	0.00%	6.46%	0.00%	6.34%	0.00%
March	6.13%	8.42%	0.00%	0.00%	0.00%	4.67%	0.00%	3.71%	0.00%	4.31%	0.00%
February	0.00%	0.00%	0.00%	0.00%	6.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
January	8.35%	0.00%	0.00%	0.00%	0.00%	0.00%	7.45%	5.58%	8.31%	4.47%	0.00%
2009	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	4.10%	0.00%	0.00%	0.00%	7.44%	3.73%	0.00%	3.60%	4.85%	0.00%	0.00%
November	4.65%	9.77%	3.74%	0.00%	0.00%	0.00%	0.00%	0.00%	5.88%	0.00%	30.85%
October	5.80%	0.00%	4.63%	0.00%	0.00%	5.31%	0.00%	4.61%	0.00%	2.57%	0.00%
September	4.58%	0.00%	0.00%	3.04%	0.00%	4.53%	0.00%	3.70%	0.00%	2.52%	0.00%
August	4.03%	0.00%	0.00%	0.00%	0.00%	3.89%	0.00%	3.40%	4.67%	2.69%	0.00%
July	3.53%	5.55%	0.00%	0.00%	4.56%	0.00%	4.64%	0.00%	5.15%	0.00%	0.00%
June	0.00%	5.12%	2.66%	1.45%	5.45%	0.00%	4.11%	0.00%	0.00%	0.00%	0.00%
May	2.62%	0.00%	0.00%	1.10%	0.00%	2.34%	0.00%	2.49%	0.00%	1.04%	0.00%
April	1.97%	0.00%	0.00%	0.89%	0.00%	1.77%	0.00%	2.06%	2.35%	0.00%	0.00%
March	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
February	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.91%	0.00%	0.00%	0.00%	72.43%
January	1.85%	0.00%	0.00%	0.00%	3.18%	0.00%	0.00%	0.00%	0.00%	0.76%	46.64%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The level of the Index reflect the performance of the index components above a cash index and incorporates the deduction of a fee of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Hypothetical Back-Tested Historical Constituent Weightings

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Weightings – 2006 through 2008

2008	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
December	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.42%	0.00%	0.00%	0.00%	47.91%
November	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	52.15%
October	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	61.11%
September	3.11%	5.76%	0.00%	0.00%	0.00%	4.08%	0.00%	0.00%	5.98%	2.85%	0.00%
August	0.00%	7.33%	0.00%	1.43%	6.64%	3.46%	0.00%	0.00%	0.00%	1.83%	0.00%
July	0.00%	0.00%	3.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	57.32%
June	0.00%	0.00%	3.69%	0.00%	7.49%	0.00%	6.97%	4.25%	5.03%	0.00%	0.00%
May	0.00%	0.00%	4.66%	2.82%	0.00%	0.00%	7.28%	0.00%	4.59%	3.54%	0.00%
April	0.00%	6.88%	0.00%	0.00%	0.00%	3.68%	4.55%	0.00%	0.00%	2.44%	13.96%
March	0.00%	7.91%	3.73%	0.00%	0.00%	5.51%	0.00%	4.68%	0.00%	0.00%	16.69%
February	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	79.11%
January	0.00%	0.00%	4.22%	0.00%	0.00%	0.00%	6.40%	3.48%	5.09%	0.00%	15.82%
2007	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
December	0.00%	6.86%	0.00%	0.00%	5.92%	0.00%	0.00%	0.00%	0.00%	0.00%	57.36%
November	0.00%	13.90%	0.00%	0.00%	9.76%	0.00%	6.49%	4.99%	5.83%	0.00%	0.00%
October	0.00%	0.00%	4.76%	0.00%	0.00%	5.08%	5.80%	4.27%	0.00%	3.96%	0.00%
September	0.00%	6.12%	0.00%	2.81%	6.26%	0.00%	3.28%	0.00%	0.00%	2.92%	0.00%
August	0.00%	0.00%	4.13%	0.00%	0.00%	5.65%	0.00%	0.00%	7.65%	0.00%	58.64%
July	0.00%	0.00%	4.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
June	0.00%	0.00%	5.66%	9.77%	0.00%	12.16%	0.00%	6.97%	8.34%	0.00%	0.00%
May	0.00%	0.00%	7.02%	0.00%	11.20%	7.57%	9.10%	0.00%	10.83%	0.00%	0.00%
April	0.00%	9.28%	6.01%	0.00%	0.00%	0.00%	6.97%	5.51%	6.80%	0.00%	0.00%
March	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.02%	5.87%	0.00%	0.00%	85.73%
February	11.52%	17.78%	0.00%	0.00%	12.43%	0.00%	0.00%	8.67%	0.00%	7.88%	0.00%
January	13.46%	16.52%	0.00%	11.75%	17.98%	0.00%	0.00%	8.11%	0.00%	0.00%	0.00%
2006	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
December	0.00%	0.00%	4.60%	0.00%	0.00%	9.79%	0.00%	8.46%	8.78%	5.14%	0.00%
November	9.04%	0.00%	0.00%	0.00%	0.00%	0.00%	11.70%	8.26%	8.56%	9.90%	0.00%
October	7.94%	0.00%	0.00%	11.86%	0.00%	9.42%	0.00%	0.00%	7.28%	9.92%	0.00%
September	0.00%	14.11%	0.00%	0.00%	14.01%	0.00%	0.00%	7.94%	7.12%	7.47%	0.00%
August	0.00%	8.31%	0.00%	6.16%	7.30%	0.00%	9.90%	0.00%	0.00%	5.45%	0.00%
July	0.00%	10.25%	2.95%	0.00%	0.00%	0.00%	7.79%	0.00%	0.00%	6.20%	25.79%
June	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
May	11.15%	0.00%	4.62%	8.65%	0.00%	8.90%	0.00%	6.40%	0.00%	0.00%	0.00%
April	0.00%	0.00%	4.67%	0.00%	0.00%	10.66%	0.00%	6.99%	8.94%	5.44%	0.00%
March	0.00%	12.75%	0.00%	8.96%	9.83%	10.12%	0.00%	0.00%	0.00%	9.52%	0.00%
February	0.00%	0.00%	3.84%	0.00%	0.00%	0.00%	8.08%	6.36%	6.43%	7.19%	0.00%
January	0.00%	0.00%	4.78%	0.00%	12.71%	10.75%	8.52%	7.69%	0.00%	0.00%	0.00%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The level of the Index reflect the performance of the index components above a cash index and incorporates the deduction of a fee of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) Hypothetical Back-Tested Historical Constituent Weightings

J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Index") Weightings – 2003 through 2005

2005	XLY	XLP	XLE	XLF	XLV	XLI	XLU	XLB	XLK	IYR	BOND
December	0.00%	0.00%	0.00%	8.04%	0.00%	9.15%	0.00%	7.29%	9.77%	5.76%	0.00%
November	0.00%	0.00%	0.00%	6.55%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
October	0.00%	10.27%	4.10%	8.52%	0.00%	9.42%	7.90%	0.00%	0.00%	0.00%	0.00%
September	0.00%	0.00%	5.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
August	9.37%	0.00%	4.21%	0.00%	0.00%	0.00%	0.00%	6.38%	8.79%	7.15%	0.00%
July	0.00%	0.00%	5.31%	14.62%	12.94%	0.00%	11.81%	0.00%	0.00%	10.37%	0.00%
June	7.29%	0.00%	3.90%	0.00%	0.00%	7.14%	0.00%	0.00%	9.14%	7.38%	0.00%
May	0.00%	0.00%	0.00%	0.00%	7.71%	0.00%	6.72%	0.00%	0.00%	7.35%	70.47%
April	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
March	0.00%	0.00%	4.44%	0.00%	8.70%	0.00%	6.54%	6.59%	0.00%	6.78%	0.00%
February	0.00%	15.08%	5.70%	0.00%	0.00%	0.00%	9.34%	0.00%	0.00%	0.00%	98.71%
January	11.00%	10.32%	0.00%	9.68%	6.82%	0.00%	0.00%	0.00%	0.00%	7.18%	0.00%
2004	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	0.00%	0.00%	4.74%	0.00%	0.00%	8.20%	5.80%	6.30%	5.94%	0.00%	0.00%
November	7.88%	0.00%	0.00%	0.00%	0.00%	8.45%	8.99%	0.00%	5.63%	7.65%	0.00%
October	10.07%	0.00%	5.99%	0.00%	0.00%	9.58%	0.00%	7.95%	6.56%	0.00%	0.00%
September	0.00%	10.31%	0.00%	8.07%	0.00%	0.00%	13.21%	5.75%	0.00%	6.28%	0.00%
August	0.00%	0.00%	8.71%	0.00%	0.00%	0.00%	8.96%	0.00%	0.00%	0.00%	69.73%
July	0.00%	0.00%	5.95%	0.00%	0.00%	10.63%	0.00%	7.12%	6.71%	6.83%	0.00%
June	0.00%	0.00%	0.00%	6.97%	0.00%	6.22%	0.00%	3.80%	5.82%	4.78%	0.00%
May	7.62%	8.34%	4.96%	0.00%	7.22%	7.36%	0.00%	0.00%	0.00%	0.00%	0.00%
April	7.35%	0.00%	0.00%	0.00%	0.00%	0.00%	7.01%	0.00%	0.00%	8.10%	68.01%
March	0.00%	9.95%	7.81%	8.38%	7.35%	0.00%	0.00%	5.41%	0.00%	0.00%	0.00%
February	0.00%	0.00%	6.49%	8.25%	0.00%	13.42%	0.00%	0.00%	4.91%	6.56%	0.00%
January	0.00%	0.00%	6.59%	0.00%	0.00%	11.15%	9.99%	6.20%	0.00%	9.34%	0.00%
2003	**XLY**	**XLP**	**XLE**	**XLF**	**XLV**	**XLI**	**XLU**	**XLB**	**XLK**	**IYR**	**BOND**
December	0.00%	7.58%	0.00%	0.00%	14.40%	8.21%	0.00%	5.85%	0.00%	10.46%	0.00%
November	5.38%	0.00%	0.00%	7.35%	0.00%	11.87%	0.00%	7.06%	5.47%	0.00%	0.00%
October	0.00%	0.00%	0.00%	6.28%	8.36%	6.47%	11.25%	0.00%	0.00%	9.18%	0.00%
September	7.28%	0.00%	6.19%	0.00%	0.00%	6.52%	0.00%	5.32%	6.93%	0.00%	0.00%
August	0.00%	0.00%	0.00%	5.65%	0.00%	6.95%	0.00%	16.23%	3.87%	5.40%	0.00%
July	4.93%	8.36%	0.00%	0.00%	3.26%	3.08%	0.00%	0.00%	4.78%	0.00%	0.00%
June	0.00%	8.58%	5.83%	0.00%	0.00%	0.00%	5.09%	9.56%	4.92%	0.00%	0.00%
May	3.98%	0.00%	0.00%	3.90%	0.00%	4.18%	6.78%	4.62%	0.00%	0.00%	0.00%
April	5.24%	14.44%	0.00%	0.00%	0.00%	0.00%	6.38%	0.00%	3.16%	6.32%	0.00%
March	0.00%	0.00%	3.97%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	10.65%	100.00%
February	9.82%	0.00%	0.00%	0.00%	9.40%	6.94%	0.00%	0.00%	0.00%	0.00%	66.23%
January	0.00%	10.49%	0.00%	0.00%	0.00%	0.00%	5.97%	0.00%	0.00%	0.00%	91.53%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The level of the Index reflect the performance of the index components above a cash index and incorporates the deduction of a fee of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

Glossary	
XLY	The Consumer Discretionary Select Sector SPDR® Fund
XLP	The Consumer Staples Select Sector SPDR® Fund
XLE	The Energy Select Sector SPDR® Fund
XLF	The Financial Select Sector SPDR® Fund
XLV	The Health Care Select Sector SPDR® Fund
XLI	The Industrial Select Sector SPDR® Fund
XLU	The Utilities Select Sector SPDR® Fund
XLB	The Materials Select Sector SPDR® Fund
XLK	The Technology Select Sector SPDR® Fund
IYR	iShares® U.S. Real Estate ETF
BOND	PIMCO Total Return Active Exchange-Traded Fund

Key Risks

■ The Index comprises notional assets and liabilities.

■ The Index may use leverage to increase the return from any Constituent because the sum of the weights of the Basket Constituents included in the synthetic portfolio underlying the Index may be greater than 100%, up to a maximum total weight of 220%. In particular, the use of leverage will magnify any negative performance of the relevant Constituents which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

■ The level of the Index includes the deduction of a fee of 0.50% per annum.

■ There are risks associated with a momentum-based investment strategy - The Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

■ Correlation of performance among the Index constituents may reduce Index performance.

■ Our affiliate, JPMS plc, is the Index Sponsor and Index Calculation Agent and is responsible for calculating and maintaining the Index and developing guidelines and policies governing the Index. We and our affiliates are entitled to exercise discretion in good faith and a commercially reasonable manner in relation to the securities and the Index. JPMS plc is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may be partially uninvested, may not be successful, may not outperform any alternative strategy related to the Index constituents, or may not achieve its target volatility of 5%.

■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Index constituents.

■ Changes in the value of the Index constituents may offset each other.

■ The Index was established on June 21, 2013 and has a limited operating history.

J.P.Morgan